

January 26, 2010

<u>Via Facsimile (212) 878-8375 and U.S. Mail</u>

Adrienne Schneier, Esq.
Clifford Chance
31 West 52nd Street
New York, NY 10019

> **Re: Wells Real Estate Investment Trust II, Inc.**
> **Schedule TO-T filed January 20, 2010, by MIRELF III REIT**
> **Investments II, LLC**
> **SEC File No. 005-85183**

Dear Ms. Schneier:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-T</u>

1.   It appears the named bidder, MIRELF III REIT Investments II, LLC, is making the offer on behalf of other persons. Please include the Manager, the Fund, the General Partner and Mr. Dickerman as bidders (including all other disclosure required of each bidder) or provide us with your detailed legal analysis explaining why you do not believe the listed persons are bidders in the offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at www.sec.gov).

Item 10. Financial Statements

2.   Please tell us why you believe that the disclosure of the financial information required by Item 10 of Schedule TO is not applicable. Alternatively, disclose the financial information with respect to the bidder(s). We note that the offer does not fit within the safe harbor of Instruction 2 to Item 10 of Schedule TO.

Offer to Purchase

Summary Term Sheet, page 4

3.   Please revise the language in the last paragraph of page 6 to explain the basis for your statement that selling security holders may incur "high transaction related costs which can represent as much as 13% of the sale price."

Certain Information Concerning the Purchaser, page 18

4.   With respect to your disclosure in the second paragraph on page 19 please tell us why you need to qualify your disclosure "to the best knowledge of the Purchaser." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions